Exhibit 99.1

Dear Shareholders,

We are pleased to inform you that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) and the annual general meeting of shareholders (the “Annual General Meeting”) of Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”) will be held on 5 December 2025.

The Extraordinary General Meeting will be held at 6 p.m. Luxembourg time at the offices of 55LEGAL, 31, Grand-Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg, for the purpose of changing the corporate denomination of the Company, as more fully described in the agenda of that meeting.

Immediately following the conclusion of the Extraordinary General Meeting, the Company will hold the Annual General Meeting at the same place.

The Company being a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). In accordance with the provisions of the Luxembourg Laws, the Company’s rectified audited consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 and the Company’s audited consolidated financial statements for the financial years ended December 31, 2023 have been prepared in accordance with the International Financial Reporting Standards and Company’s unaudited standalone annual accounts for the financial years ended December 31, 2023 been prepared in accordance with the Luxembourg Generally Accepted Accounting Principles.

Enclosed with this mailing are the convening notice to the Extraordinary General Meeting and the Annual General Meeting, an annex containing the proposed resolutions and recommendations in relation to the Extraordinary General Meeting and the Annual General Meeting, as well as a form of proxy card to submit your votes in relation to these meetings.

Sincerely,

Mr. Alejandro Weinstein
Chairman of the Board of Directors

13 November, 2025

Procaps Group, S.A.

société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 253360

(the “Company”)

CONVENING NOTICE TO THE EXTRAORDINARY GENERAL MEETING AND
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 5 DECEMBER 2025 AT THE OFFICES OF 55LEGAL, 31, -RUE,

L-1661 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Dear Shareholders,

The board of directors of the Company (the “Board of Directors” and each a “Director”) is pleased to invite you to attend an extraordinary general meeting of shareholders of the Company (the “Extraordinary General Meeting”) and the annual general meeting of shareholders of the Company (the “Annual General Meeting” and together with the Extraordinary General Meeting, the “Meetings”) to be held on 5 December, 2025.

The Extraordinary General Meeting will be held at 6 p.m. Luxembourg time at the offices of 55LEGAL, 31, Grand-Rue, L1661 Luxembourg, Grand Duchy of Luxembourg, for the purpose of changing the corporate denomination of the Company, as more fully described in the agenda of that meeting.

Immediately following the conclusion of the Extraordinary General Meeting, the Company will hold the Annual General Meeting at the same place.

The audit committee of the Company previously reported to the Board the final results of the Company’s independent investigation on certain related party transactions and among other consequences concluded that the Company’s previously issued audited consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 should no longer be relied upon.

Consequently, the Company is hereby submitting, amongst others matters, rectified audited consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 to the Company’s shareholders.

The Company is further submitting hereby the audited consolidated financial statements for the financial year ended December 31, 2023, together with the unaudited standalone annual accounts for the financial year ended December 31, 2023.

An annex to the present convening notice to the Meetings, containing the proposed text of the resolutions and voting recommendations in relation to the Meetings and the agendas of the Meetings below will be made available to the shareholders of the Company on the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents).

I. AGENDAS OF THE MEETINGS

A.	Agenda of the Extraordinary General Meeting

1.	Decision to change the name of the Company from “Procaps Group, S.A.” to “Sofgen Pharma S.A.” and subsequent amendment of article 1 of the articles of association.

2.	Delegation of powers. Miscellaneous.

B.	Agenda of the Annual General Meeting

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of April 11, 2025.

2.	Presentation of the rectified report of the independent auditor of the Company in respect of the rectified consolidated financial statements for the financial year ended December 31, 2021.

3.	Presentation and approval of the rectified audited consolidated financial statements for the financial year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS).

4.	Presentation of the rectified report of the independent auditor of the Company in respect of the rectified consolidated financial statements for the financial year ended December 31, 2022.

5.	Presentation and approval of the rectified audited consolidated financial statements for the financial year ended December 31, 2022 prepared in accordance with the International Financial Reporting Standards (IFRS).

6.	Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the financial year ended December 31, 2023.

7.	Presentation of the report of the statutory auditor of the Company in respect of the standalone annual accounts for the financial year ended December 31, 2023.

8.	Presentation and approval of the audited consolidated financial statements for the financial year ended December 31, 2023 prepared in accordance with the International Financial Reporting Standards (IFRS).

9.	Presentation and approval of the unaudited standalone annual accounts for the financial year ended December 31, 2023 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP).

10.	Presentation of the annual report on Form 20-F of the Company for the financial year ended December 31, 2023 and as filed with the U.S. Securities and Exchange Commission in respect of the annual accounts and the consolidated financial statements for the financial year ended December 31, 2023, which Form 20-F also includes the restated consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 and the associated audit report of the independent auditor of the Company.

11.	Allocation of results for the financial year ended December 31, 2023.

12.	Vote on discharge (quitus) to Mr. Carlos Piocuda, as statutory auditor (commissaire aux comptes) of the Company, for the proper performance of his duties as statutory auditor (commissaire aux comptes) for and in connection with the financial year ended December 31, 2023.

13.	Vote on discharge (quitus) to Mr. José Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

14.	Vote on discharge (quitus) to Mr. Ruben Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

15.	Vote on discharge (quitus) to Mr. Kyle P. Bransfield, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

16.	Vote on discharge (quitus) to Ms. Sandra Sanchez y Oldenhage, as member of the Board of Directors, for the proper performance of her duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

17.	Vote on discharge (quitus) to Mr. Luis Fernando Castro, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

18.	Vote on discharge (quitus) to Mr. David Yanovich, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

19.	Vote on discharge (quitus) to Mr. Alberto Eguiguren Correa, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

20.	Vote on discharge (quitus) to Mr. Daniel W. Fink, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

21.	Vote on discharge (quitus) to Mr. Alejandro Weinstein, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

22.	Confirmation of the mandate of Mr. Carlos Garcia Iragorri in replacement of Mr. Roberto Albisetti as of May 8, 2025 by way of co-option.

23.	Confirmation of the mandate of Mr. Manuel José Vial Claro in replacement of Mr. Ernesto Carrizosa as of May 8, 2025 by way of co-option.

24.	Confirmation of the mandate of Mr. Fernando Moreira in replacement of Mr. Jorddy Antonio Perez Galindo as of July 14, 2025, by way of co-option.

25.	Confirmation of the mandate of Mr. Carlos Romero-Camacho in replacement of Mr. Jose Frugone Domke as of July 14, 2025 by way of co-option.

26.	Approval of the remuneration to be paid to Mr. Alejandro Weinstein as an executive chairman of the Company from April 1st, 2025 and to the members of the Board of Directors from September 1st, 2025.

27.	Approval and, to the extent necessary ratification of the remuneration of the members of the audit, compensation and nominating committees of the Company from September 1st, 2025, as proposed by the compensation committee of the Company.

28.	Delegation of powers. Miscellaneous.

II. AVAILABILITY OF THE DOCUMENTATION, ATTENDANCE AND VOTING PROCEDURE

A.	Available information and documentation

In accordance with Article 461-6 of the Law, as of September 20, 2025, shareholders may take notice at the Company’s registered office of the following documents and/or information:

-	the 2023 Annual Accounts, the 2021 Rectified Consolidated Financial Statements, the 2022 Rectified Consolidated Financial Statements, and the 2023 Consolidated Financial Statements;

-	the list of Directors as well as the name of the independent auditor (réviseur d’entreprises agréé) and of the statutory auditor (commissaire aux comptes) of the Company;

-	the list of the sovereign debt, shares, bonds and other company securities which make up the portfolio of the Company;

-	the list of the shareholders of the Company who have not fully paid up their shares, if any, with an indication of the number of their shares and their domicile;

-	the 2023 Form 20-F (which includes the rectified financial statements for the financial years ended December 31, 2021 and December 31, 2022;

-	the 2021 Rectified Independent Auditor Report, the 2022 Rectified Independent Auditor Report, and the 2023 Independent Auditor Report;

-	the 2023 Statutory Auditor Report; and

-	the text of the proposed amendments to the articles of association of the Company and the draft of the resulting consolidated version of the articles of association.

Certain of these documents are also made available in the investors section of the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents).

B.	Quorum and majority requirements

Each of the items to be voted on at the Extraordinary General Meeting would be adopted by a majority of at least two-thirds (2/3) of the votes validly cast at the Extraordinary General Meeting provided that a quorum of more than half of the Company’s share capital is present or represented at the Extraordinary General Meeting. If no quorum is reached at the Extraordinary General Meeting, a second extraordinary general meeting may be convened and resolutions shall be adopted, regardless of the quorum, at a majority of at least two-thirds (2/3) of the votes validly cast.

Each of the items to be voted on at the Annual General Meeting would be adopted at a simple majority of votes validly cast that would vote in favour, regardless of the portion of the issued share capital of the Company represented at the Annual General Meeting. Items 1, 2, 4, 6, 7, 10 of the Annual General Meeting do not require any vote.

C.	Requirements for participating in the Meetings and exercising voting rights

The rights of any registered shareholder and of any holder of the Company’s shares held in the name of Cede & Co. on behalf of the Depository Trust and Clearing Corporation (“DTCC”) to participate in the Meetings shall be determined with respect to the shares of the Company held by that holder on 12 November 2025 (midnight) Luxembourg time (the “Record Date”).

D.	Procedures for attending the Meetings, voting by proxy, voting instruction and/or submitting votes

(a)	Submitting votes as a street name holder

Without prejudice to the possibility to attend the Meetings in person (cf. section II. D. (c) below), holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to vote at the Meetings should request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion.

To vote in the Meetings, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention in writing by mail or by e-mail via their custodian to the Company’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“CST”) (the details of which are included in section II. F. (b) of this convening notice) at the latest on December 2nd 11:59PM EST (December 3rd 2025, 5:59AM Luxembourg time) the “Cut-Off Date/Time”).

Holders of shares held through a brokerage account, should contact their broker to receive information on how to vote their shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

Votes must be received by CST (the details of which are included in section II. F. (b) of this convening notice), in writing by mail or by e-mail, no later than the Cut-Off Date/Time to be considered validly submitted.

(b)	Submitting votes as a registered shareholder

Without prejudice to the possibility to attend the Meetings in person (cf. section II. D (c) below), holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who wish to participate and exercise their voting rights at the Meetings can exercise their voting rights in one of the following manners:

●	Voting by Internet

Registered shareholders with shares registered directly in their names with CST will also be able to vote by Internet. If your shares are held in an account at a brokerage firm or bank participating in this program or registered directly in your name with CST you may vote those shares by accessing the Internet website address specified on your form of Proxy Card (as defined hereinafter) instead of completing and signing the Proxy Card itself. Submitting an Internet proxy will not affect your right to vote at the Meetings should you decide to attend the Meetings. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The deadline to vote by Internet is the Cut-Off Date/Time.

●	Proxy voting representative appointed by the Company

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Meetings in person may appoint in a proxy card (a template form of which can be downloaded from the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents) (the “Proxy Card”) the Chairman of the Meetings, whom failing, any lawyer and/or employee of Arendt & Medernach S.A. as proxy voting representative appointed by the Company, each with full power of substitution, to participate in and vote at the Meetings on their behalf. The proxy voting representative will be bound by the respective instructions of the shareholder provided in the Proxy Card prior to the Meetings.

●	Proxy voting representative appointed by the shareholder

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Meetings in person may also appoint in the Proxy Card another natural or legal person who needs not to be a shareholder itself to attend and vote at the Annual General Meeting on their behalf.

The proxyholder will have to identify himself on the date of the Meetings by presenting a non-expired identity card or passport. Persons designated as a proxy must also bring the underlying, duly executed, Proxy Card to the Meetings.

In case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to physically attend the Meetings and vote at the Meetings on behalf of such entity, must present evidence of their authority to attend and vote at the Meetings by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Meetings.

For the Meetings to proceed in a timely and orderly manner, proxyholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the Meetings.

Proxy Cards must be received by CST no later than the Cut-Off Date/Time by way of one of the matters set forth in the Proxy Card to be considered validly submitted. Proxy Cards received after the Cut-Off Date/Time will not be considered validly received.

(c)	Attending the Meetings in person

Notwithstanding sections II. D. (a) and II. D. (b) above, all shareholders wishing to participate and vote in person in the Meetings shall notify the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice), thereof at the latest at the Cut-Off Date/Time, in writing by mail or by e-mail. Shareholders who have not registered by the Cut-Off Date/Time are not entitled to attend the Meetings in person.

In the case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Meetings.

Any shareholder participating in the Meetings in person shall carry proof of identity (in the form of a non-expired identity card or passport) at the Meetings.

For the Meetings to proceed in a timely and orderly manner, shareholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the Meetings.

Additional specific requirements for street name holders wishing to attend the Meetings in person:

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to participate and vote directly at the Meetings must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Such legal proxy must be filed no later than the Cut-Off Date by mail or by e-mail with the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice). Such legal proxy must also be presented at the Meetings. Beneficial owners who do not have a legal proxy are not eligible to vote.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) should also request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion. To participate and vote in the Meetings, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention via their custodian bank in writing by mail or by e-mail to CST (the details of which are included in section II. F. (b) of this convening notice), at the latest on the Cut-Off Date/Time. Such certificate of share ownership must also be presented at the Meetings.

E.	Additional important information for shareholders

(a)	Transfer of shares after the Record Date

Shareholders are hereby informed that the participation in and the exercise of voting rights at the Meetings is exclusively reserved to such persons that were holders of ordinary shares of the Company on the Record Date and who have adhered to the voting instruction set out in this convening notice. Any transferee having become a shareholder of the Company between the Record Date and the date of the Meetings cannot attend or vote at the Meetings.

(b)	Data protection

The Company, as data controller, undertakes to collect, store and process any personal data in accordance with (i) the provisions of any data protection law applicable in Luxembourg and the EU Regulation n°2016/679 of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and (ii) the privacy notice available on the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents).

F.	Contact details

(a)	The contact details of the Company are as follows:

Procaps Group, S.A.

9, rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 253360

Attention: Melissa Angelini

Email: ir@procapsgroup.com

(b)	The contact details of CST are as follows:

Continental Stock Transfer

1 State Street - SC-1

New York, NY 10004-1561

Attn: Proxy Services

Phone number: +1 917-262-2373

Email: proxy@continentalstock.com

13 November, 2025

Mr. Alejandro Weinstein

Chairman of the Board of Directors